Camber Energy, Inc. 10-K

Exhibit 21.1

Subsidiaries

CE Operating, LLC, an Oklahoma limited liability company, which is wholly-owned.

C E Energy LLC, a Texas limited liability company, which is wholly-owned.

Elysium Energy, LLC, a Nevada limited liability company, which is 30% owned.